     As filed with the Securities and Exchange Commission on June 29, 2001
================================================================================

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                        ------------------------------

                                  SCHEDULE TO
                                 (Rule 13e-4)
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    of the Securities Exchange Act of 1934

                           ------------------------

                      TANGRAM ENTERPRISE SOLUTIONS, INC.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))


                       OPTIONS TO PURCHASE COMMON STOCK,
                           par value $0.01 Per Share
                        (Title of Class of Securities)

                           ------------------------

                                  875924-10-2
                     (CUSIP Number of Class of Securities)

                           ------------------------

                                 John N. Nelli
               Senior Vice President and Chief Financial Officer
                      Tangram Enterprise Solutions, Inc.
                       11000 Regency Parkway, Suite 401
                          Cary, North Carolina 27511
                                (919) 653-6000
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of
                                Filing Person)

                             --------------------

                                  Copies to:
                          T. Justin Moore, III, Esq.
                             David I. Meyers, Esq.
                               Hunton & Williams
                         Riverfront Plaza, East Tower
                             951 East Byrd Street
                         Richmond, Virginia 23219-4074
                                (804) 788-8200

                           CALCULATION OF FILING FEE
================================================================================
Transaction Valuation*                                 Amount of Filing Fee**
--------------------------------------------------------------------------------
$444,581                                               $89.00
================================================================================
* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 478,507 shares of common stock of Tangram Enterprise Solutions, Inc. having an aggregate value of $444,581, as of June 28, 2001, will be issued in exchange for currently outstanding options pursuant to this Offer. The aggregate value of such options was based on the Black-Scholes option pricing model.
** One-fiftieth of 1% of the value of the transaction, pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:   Not Applicable.    Filing Party: Not Applicable.
     Form or Registration No.: Not Applicable.    Date Filed:   Not Applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  Third-party tender offer subject to Rule 14d-1.
[X]  Issuer tender offer subject to Rule 13e-4.
[_]  Going-private transaction subject to Rule 13e-3.
[_]  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer [_]

SCHEDULE TO

ITEM 1. SUMMARY TERM SHEET.

  The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated June 29, 2001, attached hereto as Exhibit (a)(1)(A) (the "Offer to Exchange"), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

  (a) Name and Address. The name of the issuer is Tangram Enterprise Solutions, Inc., a Pennsylvania corporation (the "Company"), and the address of its principal executive office is 11000 Regency Parkway, Suite 401, Cary, North Carolina 27511. The phone number of the issuer is (919) 653-6000. The information set forth under Section 15 ("Information About Us") of the Offer to Exchange is incorporated herein by reference.

  (b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange all options currently outstanding under the Company's 1988 Stock Option Plan and 1997 Equity Compensation Plan to purchase shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), at an exercise price greater than $2.00 per share of Common Stock, held by option holders as of June 29, 2001 (the "Eligible Options") for replacement options (the "Replacement Options") to purchase shares of the Common Stock to be granted under the 1997 Equity Compensation Plan, upon the terms and subject to the conditions set forth in the Offer to Exchange and the related Election Form attached hereto as Exhibit (a)(1)(C) (the "Election Form" and, together with the Offer to Exchange, as each may be amended and supplemented from time to time, the "Offer"). The number of shares of Common Stock subject to the Replacement Options will be equal to the number of shares of Common Stock subject to the Eligible Options that are accepted for exchange and cancelled. The information set forth in the Offer to Exchange under
       Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Eligible Options for Exchange and Cancellation and Issuance of Replacement Options") and Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") is incorporated herein by reference.

  (c) Trading Market and Price. The information set forth in the Offer to Exchange under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

  (a) Name and Address. The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

  (a) Material Terms. The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"),
       Section 3 ("Procedures"), Section 4 ("Change in Election and Withdrawal Rights"), Section 5 ("Acceptance of Eligible Options for Exchange and Cancellation and Issuance of Replacement Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of Replacement Options"), Section 10 ("Status of Eligible Options Acquired by Us in the Offer"), Section 11 ("Legal Matters; Regulatory Approvals"), Section 12 ("Material U.S. Federal Income Tax Consequences") and Section 13 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

  (b) Purchases. The information set forth in the Offer to Exchange under "Summary Term Sheet" and Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible

       Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

  (e) Agreements Involving the Subject Company's Securities. The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Options") is incorporated herein by reference. The 1988 Stock Option Plan and 1997 Equity Compensation Plan, attached hereto as Exhibit
       (d)(1) and Exhibit (d)(2), respectively, contain information regarding the subject securities.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

  (a)  Purposes.  The information set forth in the Offer to Exchange under
       Section 2 ("Purpose of the Offer") is incorporated herein by reference.

  (b) Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 5 ("Acceptance of Eligible Options for Exchange and Cancellation and Issuance of Replacement Options") and Section 10 ("Status of Eligible Options Acquired by Us in the Offer") is incorporated herein by reference.

  (c) Plans. The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) Source of Funds. The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") and Section 14 ("Fees and Expenses") is incorporated herein by reference.

  (b)  Conditions.  The information set forth in the Offer to Exchange under
       Section 6 ("Conditions of the Offer") is incorporated herein by reference.

  (d)  Borrowed Funds.  Not applicable.

ITEM 8. INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

  (a)  Securities Ownership.  Not applicable.

  (b) Securities Transactions. The information set forth in the Offer to Exchange under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Options") is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

  (a) Solicitations or Recommendations. The information set forth in the Offer to Exchange under Section 14 ("Fees and Expenses") is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

  (a) Financial Information. The information set forth in Item 8 ("Financial Statements and Supplementary Data") of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and Item 1 ("Financial Statements") of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2001 is incorporated herein by reference. The information set forth in the Offer to Exchange under
       Section 15 ("Information About Us") and Section 16 ("Additional Information") is incorporated herein by reference.

  (b)  Pro Forma Financial Information.  Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

  Not applicable.

ITEM 12. EXHIBITS.

Exhibit Number   Description
--------------   ---------------------------------------------------------------
(a)(1)(A)        Offer to Exchange, dated June 29, 2001.

(a)(1)(B) Letter to Tangram Enterprise Solutions, Inc. Employees, dated as of June 29, 2001.

(a)(1)(C)        Form of Election Form.

(a)(1)(D)        Form of Notice of Change in Election from Accept to Reject.

(a)(1)(E)        Form of E-Mail Confirmation of Election to Exchange Options.

(a)(1)(F)        Form of Promise to Grant Options Letter to Tendering
                 Optionholders.

(a)(1)(G) Tangram Enterprise Solutions, Inc.'s Annual Report on Form 10-K for its fiscal year ended December 31, 2000 (previously filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference).

(a)(1)(H) Tangram Enterprise Solutions, Inc.'s Amendment No. 1 to its Annual Report on Form 10-K for its fiscal year ended December 31, 2000 (previously filed with the Securities and Exchange Commission on May 2, 2001 and incorporated herein by reference).

(a)(1)(I) Tangram Enterprise Solutions, Inc.'s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001 (previously filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference).

(a)(1)(J) Tangram Enterprise Solutions, Inc.'s Press Release announcing voluntary stock option exchange program, dated June 19, 2001 (previously filed with the Securities and Exchange Commission on June 19, 2001 on Schedule TO-C and incorporated herein by reference).

(b)              Not applicable.

(d)(1)           Tangram Enterprise Solutions, Inc.'s 1988 Stock Option Plan.

(d)(2) Tangram Enterprise Solutions, Inc.'s 1997 Equity Compensation Plan (previously filed as Exhibit 4.1 to Tangram Enterprise Solutions, Inc.'s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 1997 filed with the Securities and Exchange Commission on November 13, 1997 and incorporated herein by reference).

(d)(3) Form of Replacement Grant Option Agreement pursuant to Tangram Enterprise Solutions, Inc.'s 1997 Equity Compensation Plan.

(g)              Not applicable.

(h)              Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

  Not applicable.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2001

                                      TANGRAM ENTERPRISE SOLUTIONS, INC.


                                      By: /s/ John N. Nelli
                                          --------------------------------------
                                          John N. Nelli
                                          Senior Vice President and Chief
                                          Financial Officer
                                          (Principal Financial and
                                          Accounting Officer)

                                 EXHIBIT INDEX
                                 -------------

Exhibit Number      Description
--------------      ------------------------------------------------------------
(a)(1)(A)           Offer to Exchange, dated June 29, 2001.

(a)(1)(B) Letter to Tangram Enterprise Solutions, Inc. Employees, dated as of June 29, 2001.

(a)(1)(C)           Form of Election Form.

(a)(1)(D)           Form of Notice of Change in Election from Accept to Reject.

(a)(1)(E)           Form of E-Mail Confirmation of Election to Exchange Options.

(a)(1)(F)           Form of Promise to Grant Options Letter to Tendering
                    Optionholders.

(a)(1)(G) Tangram Enterprise Solutions, Inc.'s Annual Report on Form 10-K for its fiscal year ended December 31, 2000 (previously filed with the Securities and Exchange Commission on April 2, 2001 and incorporated herein by reference).

(a)(1)(H) Tangram Enterprise Solutions, Inc.'s Amendment No. 1 to its Annual Report on Form 10-K for its fiscal year ended December 31, 2000 (previously filed with the Securities and Exchange Commission on May 2, 2001 and incorporated herein by reference).

(a)(1)(I) Tangram Enterprise Solutions, Inc.'s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2001 (previously filed with the Securities and Exchange Commission on May 15, 2001 and incorporated herein by reference).

(a)(1)(J) Tangram Enterprise Solutions, Inc.'s Press Release announcing voluntary stock option exchange program, dated June 19, 2001 (previously filed with the Securities and Exchange Commission on June 19, 2001 on Schedule TO-C and incorporated herein by reference).

(b)                 Not applicable.

(d)(1)              Tangram Enterprise Solutions, Inc.'s 1988 Stock Option Plan.

(d)(2) Tangram Enterprise Solutions, Inc.'s 1997 Equity Compensation Plan (previously filed as Exhibit 4.1 to Tangram Enterprise Solutions, Inc.'s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 1997 filed with the Securities and Exchange Commission on November 13, 1997 and incorporated herein by reference).

(d)(3) Form of Replacement Grant Option Agreement pursuant to Tangram Enterprise Solutions, Inc.'s 1997 Equity Compensation Plan.

(g)                 Not applicable.

(h)                 Not applicable.